UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

ADAMS NATURAL RESOURCES FUND, INC

(Name of Issuer)

Common Shares

(Title of Class of Securities)

00548F105

(CUSIP Number)

Fredrick DiSanto
C/O Ancora Advisors, LLC
6060 Parkland Boulevard, Suite 200
Cleveland, Ohio 44124
(216) 825-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

10/14/2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ancora Advisors, LLC 33-1099773
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Nevada, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,606,595
	8.	SHARED VOTING POWER 00,000
	9.	SOLE DISPOSITIVE POWER 1,606,595
	10.	SHARED DISPOSITIVE POWER 00,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,606,595
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.44%
14.	TYPE OF REPORTING PERSON (see instructions) OO, AF

13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bulldog Investors, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ¨
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 34,535*
	8.	SHARED VOTING POWER 375,699
	9.	SOLE DISPOSITIVE POWER 34,535*
	10.	SHARED DISPOSITIVE POWER 375,699

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 410,234*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.39%
14.	TYPE OF REPORTING PERSON (see instructions) IA
*Includes 1,585 shares owned directly by Steven Samuels and 32,950 shares owned directly by Phillip Goldstein.
13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Phillip Goldstein
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 34,535*
	8.	SHARED VOTING POWER 375,699
	9.	SOLE DISPOSITIVE POWER 34,535*
	10.	SHARED DISPOSITIVE POWER 375,699

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 410,234*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.39%
14.	TYPE OF REPORTING PERSON (see instructions) IN
*Includes 1,585 shares owned directly by Steven Samuels and 32,950 shares owned directly by Phillip Goldstein.
13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Andrew Dakos
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 34,535*
	8.	SHARED VOTING POWER 375,699
	9.	SOLE DISPOSITIVE POWER 34,535*
	10.	SHARED DISPOSITIVE POWER 375,699

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 410,234*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.39%
14.	TYPE OF REPORTING PERSON (see instructions) IN
*Includes 1,585 shares owned directly by Steven Samuels and 32,950 shares owned directly by Phillip Goldstein.
13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Steven Samuels
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 34,535*
	8.	SHARED VOTING POWER 375,699
	9.	SOLE DISPOSITIVE POWER 34,535*
	10.	SHARED DISPOSITIVE POWER 375,699

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 410,234*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.39%
14.	TYPE OF REPORTING PERSON (see instructions) IN

Item 1.  Security and Issuer.

This statement relates to the shares of the (PEO) ADAMS NATURAL RESOURCES FUND, INC. The address of the issuer is Adams Natural Resources Fund, Inc. 500 East Pratt Street, Suite 1300, Baltimore, Maryland 21202.

Item 2.  Identity and Background.

Ancora Holdings Inc. is the parent company of three investment advisors registered with the SEC under the Investment Advisors Act, as amended: Ancora Advisors LLC, Ancora Family Wealth Advisors, & Ancora Retirement Plan Advisors (collectively, the "Ancora RIAs"). This statement is filed by Ancora Advisors, LLC and includes, if applicable, Shares that may be deemed to be beneficially owned by the other Ancora RIAs. Ancora Advisors, LLC is the investment advisor to the Ancora Trust, which includes the Ancora Income Fund, Ancora Special Opportunity Fund, Ancora/Thelen Small-Mid Cap Fund, and Ancora MicroCap Fund (Ancora Family of Mutual Funds), which are registered with the SEC as investment companies under the Investment Company Act, as amended. The address of the principal office of Ancora Advisors, LLC is 6060 Parkland Boulevard, Suite 200, Cleveland, Ohio 44124.

Ancora Advisors, LLC has the power to dispose of the shares owned by the investment clients for which it acts as advisor, including Ancora’s private Funds, Merlin Partners, AAMAF LP, Birchwald Partners LP, Ancora Catalyst LP, their related SPV, series and managed accounts, as well as the Ancora Family of Mutual Funds. Ancora Advisors disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.

Other than as disclosed immediately below, during the last five years the Reporting Person has not been convicted in a criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. On December 18, 2018, Ancora Advisors LLC entered into a settlement with the SEC regarding the violation of Section 206(4) under the Investment Advisers Act of 1940 ("Advisers Act") and Rule 206(4)-5 thereunder, due to the contributing of more than the allowable $350 contribution to certain political campaigns. Ancora consented to the Order and paid a penalty in the amount of $100,000.

Bulldog Investors, LLC ("Bulldog Investors") is a Delaware limited liability company registered as an investment adviser with the SEC. Andrew Dakos, Phillip Goldstein and Steven Samuels are members of Bulldog Investors. The address of the principal office of Bulldog Investors and its members is Park 80 West - Plaza Two, 250 Pehle Ave., Suite 708, Saddle Brook, NJ 07663. Each of Messrs. Dakos, Goldstein and Samuels is a citizen of the United States.

Item 3.  Source or Amount of Funds or Other Consideration.

Ancora Advisors owns no Shares directly but Ancora Advisors may be deemed to beneficially own (within the meaning of Rule 13(d)(3) of the Securities Exchange Act of 1934) Shares purchased for or transferred to the accounts of investment management clients. Ancora Advisors disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.

Ancora’s private Funds, Merlin Partners, AAMAF LP, Birchwald Partners LP, Ancora Catalyst LP, their related SPV, series and managed accounts, Ancora Family of Mutual Funds, Employees of Ancora Advisors, LLC and Owners of Ancora Advisors, LLC. have used available and uncommitted cash to purchase shares of the Issuer.

Shares of the Issuer have been accumulated on behalf of clients of Bulldog Investors, Mr. Goldstein and Mr. Samuels.

Item 4.  Purpose of Transaction.

The Reporting Persons acquired the Common Shares to which this Schedule 13D relates in the ordinary course of business for investment purposes because they believe that the Common Shares are undervalued. The Reporting Persons may acquire additional Common Shares and may engage in discussions with the Board of Directors about measures to address the disparity between the market price of the Common Shares and their net asset value. Depending on various factors, including the outcome of any such discussions, the Reporting Persons may consider other actions designed to address such disparity.

Item 5.  Interest in Securities of the Issuer.

The following list sets forth the aggregate number and percentage (based on 29,534,297 Shares of Common Stock outstanding on June 30, 2019) of outstanding shares of Common Stock owned beneficially by the Reporting Persons:

Name	No. Of Shares	Percent of Class
Ancora Owners/Employees (1)	0	0
Ancora Funds & Partnerships (2)	1,067,851	3.62
Ancora SMA (3)	538,744	1.82
Bulldog Investors, LLC (4)	410,234	1.39
TOTAL	2,016,829	6.83

(1) These Shares are owned by the owners and employees of Ancora Advisors, LLC.

(2) These Shares are owned by the Ancora Family of Mutual Funds and/or Investment Partnerships, including Merlin Partners, the AAMAF LP, Birchwald Partners LP, and Ancora Catalyst Fund LP, and their related SPV series, for which it is also the General Partner, of which Ancora Advisors acts as the discretionary portfolio manager.

(3) These Shares are owned by investment clients of Ancora Advisors, LLC and include, if applicable, Shares owned by investment clients of the other Ancora RIAs. The Ancora RIAs do not own these Shares directly, but by virtue of the investment management agreements between the Ancora RIAs and their investment clients, each Ancora RIA may be deemed to beneficially own Shares by reason of its power to vote and dispose of such Shares. Each applicable Ancora RIA disclaims beneficial ownership of such Shares.

(4) Clients of Bulldog Investors own 375,699 of these shares. Bulldog Investors does not own these Shares directly, but by virtue of the investment management agreements between Bulldog Investors and its clients, Bulldog Investors may be deemed to beneficially own Shares by reason of its power to vote and dispose of such Shares. Bulldog Investors disclaims beneficial ownership of such Shares. Mr. Goldstein directly owns 32,950 shares, and Mr. Samuels directly owns 1,585 shares. Each member of Bulldog Investors disclaims beneficial ownership in any shares not owned directly by him.

The transactions in the Shares by the Reporting Persons during the past 60 days are set forth in Exhibit A and B and are incorporated herein by reference. No person other than the persons referenced herein is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares. All transactions in the Shares were made in the open market.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

Exhibit A: Ancora Trades

Exhibit B: Bulldog Trades

Exhibit C: Agreement to Make Joint Filing

Exhibit A: ANCORA "Relevant Transactions in Shares" (prior 60 days).

Date of Transaction	Buy/Sell	Amount of Security	Price Per Shares
8/23/2019	BUY	55,400	$ 14.74
9/19/2019	BUY	27,467	$ 16.19
9/20/2019	BUY	6405	$ 16.20
9/23/2019	BUY	191,731	$ 16.18
9/24/2019	BUY	8,517	$ 16.02
9/25/2019	BUY	20,536	$ 16.00
9/27/2019	BUY	12,025	$ 15.91
9/30/2019	BUY	3,498	$ 15.84
10/01/2019	BUY	547	$ 15.90
10/02/2019	BUY	9,338	$ 15.15
10/03/2019	BUY	24,372	$ 15.18
10/04/2019	BUY	2,336	$ 15.31
10/07/2019	BUY	59,473	$ 15.35
10/08/2019	BUY	8,093	$ 15.10
10/09/2019	BUY	69,427	$ 15.16
10/10/2019	BUY	21,934	$ 15.24
10/11/2019	BUY	60,274	$ 15.56
10/14/2019	BUY	84,368	$ 15.42
10/15/2019	BUY	120,364	$ 15.51
10/16/2019	BUY	41,416	$ 15.53
10/17/2019	BUY	41,846	$ 15.54
10/18/2019	BUY	125,807	$ 15.51
10/21/2019	BUY	54,116	$ 15.59
10/22/2019	BUY	64,350	$ 15.83
10/23/2019	BUY	78,075	$ 15.95

Exhibit B: Bulldog Investors LLC "Relevant Transactions in Shares" (prior 60 days).

Date of Transaction	Buy/Sell	Amount of Security	Price Per Shares
8/26/2019	BUY	8,877	$ 14.75
8/27/2019	BUY	4,064	$ 14.68
8/28/2019	BUY	9,100	$ 14.86
8/29/2019	BUY	12,500	$ 15.03
8/30/2019	BUY	12,500	$ 15.08
9/03/2019	BUY	24,000	$ 14.95
9/04/2019	BUY	19,500	$ 15.21
9/05/2019	BUY	36,844	$ 15.39

Exhibit C: Agreement for group filing

Agreement to Make Joint Filing

Agreement made as of the 24th day of October, 2019, by and among Ancora Advisors, LLC, Bulldog Investors, LLC, Phillip Goldstein, Andrew Dakos, and Steven Samuels.

WHEREAS, Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 provides that whenever two or more persons are required to file a statement containing the information required by Schedule 13D with respect to the same securities, only one such statement need be filed, so long as, among other things, such filing includes as an exhibit an agreement among such persons that such a statement is filed on behalf of each of them;

WHEREAS, in connection with certain holdings of Adams Natural Resources Fund (PEO), each of the parties to this Agreement is required to file a statement containing the information required by Schedule 13D with respect to the holdings of PEO;

NOW THEREFORE, the parties hereby agree that one statement containing the information required by Schedule 13D shall be filed on behalf of each party hereto.

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the day and year first written above.

ANCORA ADVISORS, LLC

By:

Fredrick DiSanto, Chairman and CEO

BULLDOG INVESTORS, LLC

By: /s/ Phillip Goldstein

Phillip Goldstein, Member

By: /s/ Phillip Golstein

Phillip Goldstein

By: /s/ Andrew Dakos

Andrew Dakos

By: /s/ Steven Samuels

Steven Samuels

13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Ancora Advisors, LLC

/s/ Fredrick DiSanto Fredrick DiSanto

Chairman and Chief Executive Officer Fredrick DiSanto

BULLDOG INVESTORS, LLC

By: /s/ Phillip Goldstein Phillip Goldstein Title: Member

/s/ Andrew Dakos
Andrew Dakos
/s/ Phillip Goldstein
Phillip Goldstein
/s/ Steven Samuels
Steven Samuels Dated : October 24, 2019